Exhibit 99.1

ATS Corporation Releases FY2023 Sustainability Report

CAMBRIDGE, Ontario--(BUSINESS WIRE)--November 2, 2023--ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today released its FY2023 Sustainability Report for the period ending March 31, 2023. This is the Company’s fourth annual report and provides insights into the initiatives and outcomes that ATS is driving in terms of environmental, social, and governance matters.

Under the theme of Building Tomorrow Today, the FY2023 Sustainability Report provides updates on several key topics, including:

  Progress on previously disclosed sustainability goals and the Company’s continued alignment with the United Nations Sustainable Development Goals
  Enhanced disclosure on governance, strategy, risk management, and climate-related risks and mitigation strategies in alignment with Task Force on Climate-Related Disclosures (TCFD) framework recommendations
  ATS’ strategic integration of sustainable operations and processes the Company has embraced to minimize the impact of their own, and their customers’, operations

"We are excited to share details and progress updates on our sustainability goals, as well as to introduce new measures we are undertaking to strengthen our business,” said Andrew Hider, CEO of ATS. “With our broad global footprint, we are constantly challenging ourselves to think globally while acting locally, all the while supporting the unique needs and sustainability goals of our customer base. Our fourth annual Sustainability Report highlights these commitments and outlines how we will continue to drive forward into the future.”

The full report is available on the ATS website.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia, and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

Forward-looking Statements

This news release may contain certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to, the sustainability targets.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to, the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases and pandemics, including the potential resurgence of COVID-19 and/or new strains of COVID-19 and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; that ATS may not meet one or more of the sustainability targets for any number of reasons; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2023, which are available on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; and general economic and political conditions, and global events, including the COVID-19 pandemic.

Forward-looking statements included in this news release are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Contacts

For more information, contact:
David Galison
Head of Investor Relations
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
dgalison@atsautomation.com

For general media inquiries, contact:
Matthew Robinson
Director, Corporate Communications
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
mrobinson@atsautomation.com